Exhibit 4.1

SIXTH AMENDMENT TO
fifth AMENDED AND RESTATED CREDIT AGREEMENT

This SIXTH AMENDMENT (this “Amendment”), dated as of July 6, 2020 (the “Effective Date”), is to the Fifth Amended and Restated Credit Agreement (as heretofore amended, the “Credit Agreement”), dated as of May 1, 2015 among PENSKE AUTOMOTIVE GROUP, INC., a Delaware corporation (the “Company”), various financial institutions party thereto (the “Lenders”) and MERCEDES-BENZ FINANCIAL SERVICES USA LLC, as agent for the Lenders (the “Agent”).  Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined in the Credit Agreement (including as amended hereby).

WHEREAS, the Company has requested that the Lenders increase the Revolving Commitment Amount such that the aggregate Revolving Commitment Amount after giving effect to such increase shall be $550,000,000; and

WHEREAS, the parties hereto desire to amend the Credit Agreement in certain other respects as set forth herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1AMENDMENTS.  Subject to the terms and conditions hereof and subject to the satisfaction of the conditions precedent set forth in Section 3 of this Amendment, the Credit Agreement is hereby amended as follows:

1.1Effective as of the Sixth Amendment Effective Date, Section 1.1 of the Credit Agreement is hereby amended to add the following defined term in the appropriate alphabetical order:

“Sixth Amendment Effective Date means August 1, 2020.”

1.2Effective as of the Sixth Amendment Effective Date, Section 1.1 of the Credit Agreement is further amended to amend and restate the following defined terms:

“Pro Rata Share means, with respect to any Lender, the percentage which (a) the aggregate amount of such Lender’s Commitments is of (b) the Commitments of all Lenders; provided that, after any of the Commitments have been terminated, “Pro Rata Share” shall mean, as to any Lender, the percentage which the sum of the aggregate principal amount of such Lender’s Revolving Loans plus the participations of such Lender in all Letters of Credit plus the aggregate principal amount of such Lender’s Acquisition Loans is of the sum of the aggregate principal amount of all Revolving Loans plus the Stated Amount of all Letters of Credit plus the aggregate principal amount of all Acquisition Loans.  The Pro Rata Share of each Lender as of the Sixth Amendment Effective Date is set forth on Schedule 2.1.”

“Revolving Commitment means, as to any Lender, such Lender’s commitment to make Revolving Loans and/or issue or participate in Letters of Credit under this Agreement.  Each Lender’s Pro Rata Share of the Revolving Commitment Amount and the L/C Commitment Amount as in effect on the Sixth Amendment Effective Date is set forth on Schedule 2.1.”

1.3Effective as of the Sixth Amendment Effective Date, Schedules 2.1 and 2.1A of the Credit

Agreement are hereby amended and restated in their entireties and replaced with Schedule 2.1 hereto.

SECTION 2REALLOCATION OF COMMITMENTS.  On the Sixth Amendment Effective Date, all outstanding “Revolving Commitments,” “Revolving Loans”, “Acquisition Commitments”, “Acquisition Loans” and other outstanding advances under the Credit Agreement shall be reallocated among the Lenders under the Credit Agreement as amended by this Amendment in accordance with such Lenders’ respective revised Pro Rata Shares.  The assignments and purchases provided for in this Section 2 shall be without recourse, warranty or representation.  The purchase price for each such assignment and purchase shall equal the principal amount of the Revolving Loan purchased and shall be payable to Agent for distribution to the Lenders.
SECTION 3REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to the Agent and the Lenders that:  (a) the representations and warranties made in Section 8 of the Credit Agreement are true and correct on and as of the date hereof with the same effect as if made on and as of the date hereof (except to the extent relating solely to an earlier date, in which case they were true and correct as of such earlier date); (b) no Event of Default or Unmatured Event of Default exists or will result from the execution of this Amendment; (c) no event or circumstance has occurred since the Effective Date that has resulted, or would reasonably be expected to result, in a Material Adverse Effect; (d) the execution and delivery by the Company of this Amendment and the performance by the Company of its obligations under the Credit Agreement as amended hereby (as so amended, the “Amended Credit Agreement”) (i) are within the corporate powers of the Company, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary approval from any governmental authority and (iv) do not and will not contravene or conflict with any provision of any law, rule or regulation or any order, decree, judgment or award which is binding on the Company or any of its Subsidiaries or of any provision of the certificate of incorporation or bylaws or other organizational documents of the Company or of any agreement, indenture, instrument or other document which is binding on the Company or any of its Subsidiaries; and (e) the Amended Credit Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.
SECTION 4EFFECTIVENESS.  This Amendment shall become effective upon the satisfaction of each of the following conditions precedent, in case in form and substance reasonably satisfactory to Agent:
4.1Agent shall have received a copy of this Amendment by Agent duly executed by the Company and each of the Lenders;
4.2Agent shall have received an opinion of counsel to the Company; and
4.3Agent shall have received the fees and expenses provided in Section 7.3 of this Amendment, to the extent invoiced on or prior to the date hereof.
SECTION 5RATIFICATION.  Except as expressly modified in this Amendment, all of the terms, provisions and conditions of the Credit Agreement and the other Loan Documents to which each Loan Party is a party, as heretofore amended, shall remain unchanged and in full force and effect and the Credit Agreement and each other Loan Document to which a Loan Party is a party are hereby ratified and confirmed in all respects.  The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents, or constitute a waiver of any provision of the Credit Agreement or any of the other Loan Documents.  This Amendment shall not constitute a course of dealing with the Agent or the Lenders at variance with the Credit Agreement or the other Loan Documents such as to require further notice by the Agent or the Lenders to require strict compliance with the terms of the Credit Agreement and the other Loan Documents in the future.
SECTION 6RELEASE.  The Company acknowledges that the Agent and each Lender would not enter into this Amendment without the Company’s assurance hereunder.  Except for the obligations arising hereafter under this Amendment and the other Loan Documents, on behalf of itself and each of its Subsidiaries, the Company hereby absolutely discharges and releases the Agent and each Lender, any person that has obtained any interest from the Agent or any Lender under any Loan Document and each of the Agent’s and each Lender’s former and present partners, stockholders, officers, directors, employees, successors, assignees, affiliates, agents and attorneys (collectively, the “Releasees”) from any known or unknown claims which any Loan Party or any of its Subsidiaries now has against Lender or any other Releasee of any nature arising out of or related to the Loan Parties or any of their Subsidiaries, any dealings with such Loan Party or any of its Subsidiaries, any of the Loan Documents or any transactions pursuant thereto or contemplated thereby, the collateral (or any other collateral of any Person that previously secured or now or hereafter secures any of the Obligations), or any negotiations for any modifications to or forbearance or concessions with respect to any of the Loan Documents, in each case including any claims that such Loan Party or any of its Subsidiaries, successors, counsel and advisors may in the future discover they would have now had if they had known facts not now known to them, and in each case whether founded in contract, in tort or pursuant to any other theory of liability, but limited, in all cases, to the lending relationship among the Agent, Lenders and the Company.
SECTION 7MISCELLANEOUS.
7.1Continuing Effectiveness, etc.  As hereby amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.  All references in the Credit Agreement, the Notes, each other Loan Document and any similar document to the “Credit Agreement” or similar terms shall refer to the Credit Agreement as amended hereby.
7.2Counterparts.  This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.
7.3Expenses.  The Company agrees to pay the reasonable fees, costs and expenses of the Agent and the Lenders in connection with the preparation, execution and delivery of this Amendment and all other fees, costs and expenses due and owning under the Credit Agreement and the other Loan Documents.
7.4Severability of Provisions.  In the event that any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.
7.5Section Headings.  The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Amendment or the Credit Agreement or any provision hereof or thereof.
7.6Governing Law.  This Amendment shall be a contract made under and governed by the laws of the State of New York applicable to contracts made and to be wholly performed within the State of New York.
7.7Successors and Assigns.  This Amendment shall be binding upon the Company, the

Lenders and the Agent and their respective successors and assigns, and shall inure to the benefit of the Company, the Lenders and the Agent and the successors and assigns of the Lenders and the Agent.
7.8Loan Document.  This Amendment is a Loan Document.

[Signatures Immediately Follow]

Delivered as of the day and year first above written.

PENSKE AUTOMOTIVE GROUP, INC., as Company

By:/s/ JD Carlson

Name: JD Carlson

Title: EVP & CFO

MERCEDES-BENZ FINANCIAL SERVICES USA LLC, as Agent and as a Lender

By:/s/ Michele Nowak

Name: Michele Nowak

Title: Credit Director, National Accounts

TOYOTA MOTOR CREDIT CORPORATION,
as a Lender

By:/s/ Gerald Jules

Name:  Gerald Jules

Title:  National Accounts Manager

SCHEDULE 2.1

LENDERS AND PRO RATA SHARES

Lender	Share of Revolving Commitment Amount	Share of Acquisition Commitment Amount	Share of L/C Commitment Amount	Pro Rata Share
Mercedes-Benz Financial Services USA LLC	$288,750,000	$131,250,000	$26,250,000	52.500000000%
Toyota Motor Credit Corporation	$261,250,000	$118,750,000	$23,750,000	47.500000000%
TOTAL	$550,000,000	$250,000,000	$50,000,000	100%